Exhibit 99.5

SRK Consulting (U.S.), Inc. 5250 Neil Road, Suite 300 Reno, Nevada 89502 T: (775) 828-6800 F: (775) 828-6820 reno@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Mark Allan Willow, SME-RM do hereby certify that:

1.	I am Practice Leader of SRK Consulting (U.S.), Inc., 5250 Neil Road, Reno, Nevada 89502.

2.	This certificate applies to the technical report titled “NI 43-101 Technical Report on Resources, Cusi Mine, Mexico” with an Effective Date of August 31, 2017 (the “Technical Report”).

3.

I graduated with Bachelor's degree in Fisheries and Wildlife Management from the University of Missouri in 1987 and a Master's degree in Environmental Science and Engineering from the Colorado School of Mines in 1995. I have worked as Biologist/Environmental Scientist for a total of 22 years since my graduation from university. My relevant experience includes environmental due diligence/competent persons evaluations of developmental phase and operational phase mines through the world, including small gold mining projects in Panama, Senegal, Peru, Ecuador, Philippines, and Colombia; open pit and underground coal mines in Russia; several large copper and iron mines and processing facilities in Mexico and Brazil; bauxite operations in Jamaica; and a coal mine/coking operation in China. My Project Manager experience includes several site characterization and mine closure projects. I work closely with the U.S. Forest Service and U.S. Bureau of Land Management on permitting and mine closure projects to develop uniquely successful and cost effective closure alternatives for the abandoned mining operations. Finally, I draw upon this diverse background for knowledge and experience as a human health and ecological risk assessor with respect to potential environmental impacts associated with operating and closing mining properties, and have experienced in the development of Preliminary Remediation Goals and hazard/risk calculations for site remedial action plans under CERCLA activities according to current U.S. EPA risk assessment guidance.

I am a Certified Environmental Manager (CEM) in the State of Nevada (#1832) in accordance with Nevada Administrative Code NAC 459.970 through 459.9729. Before any person consults for a fee in matters concerning: the management of hazardous waste; the investigation of a release or potential release of a hazardous substance; the sampling of any media to determine the release of a hazardous substance; the response to a release or cleanup of a hazardous substance; or the remediation soil or water contaminated with a hazardous substance, they must be certified by the Nevada Division of Environmental Protection, Bureau of Corrective Action;

I am a Registered Member (No. 4104492) of the Society for Mining, Metallurgy & Exploration Inc. (SME).

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I did not visit the Cusi Mine property.

6.	I am responsible for Environmental Studies, Permitting and Social or Community Impact Section 20, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

U.S. Offices:		Canadian Offices:		Group Offices:
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Elko	775.753.4151	Vancouver	604.681.4196	Europe
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Reno	775.828.6800			South America
Tucson	520.544.3688

SRK Consulting	Page 2

10. As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2018.

/s/ Mark A. Willow

Mark A. Willow, M.Sc., CEM, SME-RM